Startech Environmental Corporation
88 Danbury Road, Suite 2A
Wilton, Connecticut 06897-2525
Tel: (203) 762-2499
Fax: (203) 761-0839

June 4, 2009

VIA EDGAR AND FEDERAL EXPRESS

Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Startech Environmental Corporation Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) Filed April 21, 2009 File No. 333-145903

Dear Ms. Long:

On behalf of Startech Environmental Corporation (“we” or the “Company”), we respond as follows to the Staff’s comment letter dated April 29, 2009 relating to the above-captioned Registration Statement.  Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response to such comment immediately thereafter.

1.
We note that the financial statements contained in the prospectus became stale as of March 2, 2009, in accordance with Section 10(a)(3) of the Securities Act of 1933.  Please advise us supplementally in writing whether any offers and sales were made pursuant to the prospectus during the period in which the financial statements were not current.  We may have further comments.

Based on information received by the Company, unless otherwise indicated herein, no shares were sold by the selling securityholders pursuant to the prospectus since March 2, 2009.  We note that, as set forth in a Form 4 filed by Northshore Asset Management LLC and related entities on April 27, 2009, Circle Trust Company sold 1,000 shares on April 23, 2009.  In addition, as set forth in a Form 4 filed by Northshore Asset Management LLC and related entities on May 13, 2009, Circle Trust Company sold an additional 10,000 shares on May 12, 2009. We have been informed that such sales were made pursuant to Rule 144 and not pursuant to the prospectus that was on file during the period in which the financial statements were not current.

Ms. Pamela A. Long
June 4, 2009

Please note that the Company is not yet prepared to request acceleration of effectiveness of the Registration Statement.

If you have any questions, please do not hesitate to contact Joshua Davis of Kramer Levin Naftalis & Frankel LLP, outside counsel to the Company, at (212) 715-7787, or me at the above telephone and facsimile numbers.

                Very truly yours,

                Startech Environmental Corporation

                By: /s/ Peter J. Scanlon
                Name: Peter J. Scanlon
                Title:   Chief Financial Officer

cc:   Ms. Dorine Miller, Financial Analyst
    Joshua Davis, Esq.
    Scott S. Rosenblum, Esq.